EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

REPURCHASE ANNOUNCEMENT

1. INTRODUCTION

Further to the announcement dated 13 September 2004, Telkom announces that it has repurchased a further 16,901,901 Telkom ordinary shares (3.03% of the issued ordinary shares) on the JSE Limited ("JSE"), since and in accordance with the general authority granted by Telkom shareholders at the annual general meeting held on 27 January 2004 and renewed at annual general meetings held on 14 October 2004 and 21 October 2005 ("the repurchase"). The repurchases were effected in accordance with 5.72 (a) of the JSE Listings Requirements.

2. AUTHORISED REPURCHASE LIMITS

In terms of the special resolution the general authority is limited to a maximum of 20% of Telkom's issued share capital. A maximum of 111,406,363 ordinary shares could be repurchased in terms of the general authority obtained from shareholders.

3. IMPLEMENTATION

The repurchase of 1,308,362 Telkom ordinary shares by Telkom subsidiaries was executed between 15 September 2004 and 30 September 2004. The repurchase of 12,086,920 Telkom ordinary shares was executed between 29 June 2005 and 30 September 2005. The repurchase of 3,506,619 Telkom ordinary shares was executed between 12 June 2006 and 13 July 2006. No shares were repurchased in closed periods.

	By Subsidiaries	Financial year ended March 2006	Financial year ended March 2007
Number of ordinary shares repurchased	1,308,362	12,086,920*	3,506,619
Value of ordinary shares repurchased (including costs) (ZAR million)	96.86	1,502.53	446.23
Highest price paid per ordinary share (ZAR)	74.98	129.39	132.93
Lowest price paid per ordinary share (ZAR)	72.98	108.23	120.63
Average price paid per ordinary share (excluding costs) (ZAR)	73.77	123.87	126.79

Total
Total number of ordinary shares repurchased to date by the company in terms of the general authority	39,159,787
Ordinary shares in issue at 31 March 2005	557,031,819
Ordinary shares in issue at 31 March 2006	544,944,899*
Ordinary shares in issue on date of this announcement	544,944,899*
Number of shares outstanding in terms of authority	72,246,576
Percentage of shares outstanding in terms of authority (%)	12,97

* 12,086,920 shares have already been cancelled from the issued share capital and 3,506,619 shares are in the process of being cancelled.

4. SOURCE OF FUNDS

Repurchases to date have been funded from available cash resources.

5. OPINION OF THE DIRECTORS

The directors of Telkom have considered the impact of the repurchases and are of the opinion that:-

5.1 Telkom and the group will be able, in the ordinary course of business, to pay their debts for a period of 12 months from the date of this announcement;

5.2 the assets of Telkom and the group will be in excess of the liabilities of Telkom and the group for a period of 12 months from the date of this announcement, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2006;

5.3 the ordinary share capital and consolidated reserves of Telkom and the group will be adequate for a period of 12 months from the date of this announcement; and

5.4 the working capital of Telkom and the group will be adequate for a period of 12 months from the date of this announcement.

6. FINANCIAL EFFECTS

	As reported at 31 March 2006[1]	Pro forma[2,3]	% Change
Earnings per share (cents)	1,744.7	1,752.2	0.4
Headline earnings per share (cents)	1,740.5	1,748.0	0.4
Net asset value per share (cents)	5,593.5	5,545.2	(0.9)
Tangible net asset value per share (cents)	4,843.6	4,790.2	(1.1)

1. Reported results are based on the weighted average shares in issue taking into account the 13,395,282 purchased prior to 31 March 2006.

2. Pro forma numbers presented are based on the assumption that the 3,506,619 ordinary shares purchased after 31 March 2006, were purchased on 1 April 2005.

3. For the purposes of calculating the earnings and headline earnings per share, it is assumed that all repurchases were financed by excess cash on hand on which interest was received at an after tax rate of 5% per annum.

Pretoria

17 July 2006

Sponsor: UBS